Contact

www.linkedin.com/in/rettkearbey
(LinkedIn)

Top Skills

Strategy
Leadership
Business Development

Rett K.

Founder & CEO at Sholder
Boulder, Colorado, United States

Summary

I am on a mission to scale consistent mental & emotional health outcomes through non-clinical providers.

Sholder is a new approach to mental and emotional well-being that makes skilled, effective, one-to-one support accessible and affordable for all.

Therapeutic connection doesn’t have to mean clinical therapy.

Experience

Sholder
Founder & CEO
April 2021 - Present (2 years 8 months)

Sholder, short for Spaceholder™, provides a new standard in affordable mental & emotional support, powered by compassionate, skilled people from diverse backgrounds and communities. We also train leaders to increase psychological safety & belonging within their teams via live, experiential workshops.

OZA
Principal
2017 - Present (6 years)

Growth consulting for conscious organizations.

Lumena Inc
Board Member
2019 - 2022 (3 years)

Sensory immersion product & research company with a mission to reduce perception-based suffering and unlock human potential.

Gaia Inc.
Head Of Sales
2017 - 2019 (2 years)

Global streaming video on-demand platform with in-house production studios and live event center focused on empowering the evolution of consciousness.

Zillow
Strategic Business Advisor
2016 - 2017 (1 year)

Real estate and rental marketplace dedicated to empowering consumers with data, inspiration and knowledge around the place they call home.

TRELORA
Chief Marketing Officer
2013 - 2016 (3 years)

Disruptive real estate company blending innovative technologies with highly specialized personnel to offer elevated services for a fraction of traditional costs.

Apple
Business Manager, Strategic Accounts
2011 - 2013 (2 years)

1 of 5 people in U.S. hired to drive enterprise sales opportunities for key accounts and develop new logo platform conversions within Apple's Retail channel.

AT&T AdWorks
Media Consultant
2007 - 2011 (4 years)
Denver, CO

Vail Resorts
Consulting & Contract Work
2006 - 2007 (1 year)

Compass Ventures
Sales Leader, Trainer, Manager
2003 - 2006 (3 years)
Greater Atlanta Area

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Education

University of Alabama at Birmingham

· (2001 - 2003)

University of South Alabama
· (2000 - 2001)

Huntingdon College
· (1999 - 2000)